NOTICE OF ANNUAL GENERAL MEETING
AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO AN ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MAKO MINING CORP.

to be held on September 30, 2025

MAKO MINING CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date:	Tuesday, September 30, 2025
Time:	10:00 a.m. (Toronto time)
Meeting Venue:	Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of holders of common shares ("Shareholders") of Mako Mining Corp. ("Mako" or the "Company") will be held at 10:00 a.m. (Toronto time) on September 30, 2025 at Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4, for the following purposes:

1. to receive and consider the financial statements of the Company, together with the auditor's report thereon, for the year ended December 31, 2024;

2. to fix the number of directors of the Company at seven (7);

3. to elect directors for the ensuing year;

4. to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

5. to consider, and, if thought advisable, to pass an ordinary resolution to re-approve the Company's Omnibus Incentive Plan; and

6. to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the management information circular of the Company dated August 18, 2025 (the "Information Circular"). Shareholders are reminded to review the Information Circular before voting.

The Company is using the notice-and-access system ("Notice-and-Access") under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute the Notice of Meeting and Information Circular to Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on SEDAR+ and on the Company's website, rather than mailing paper copies to Shareholders. This alternative means of distribution of the Company's proxy-related materials is more environmentally friendly by reducing paper use, and also reduces printing and mailing costs of the Company. Note that Shareholders still have the right to request paper copies of the proxy-related materials posted online by the Company under Notice-and-Access if they so choose.

The proxy-related materials are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at https://www.makominingcorp.com/investors/agm/.

Registered holders may request paper copies of the proxy-related materials to be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the proxy-related materials please call the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") toll free at 1-866-962-0498 (within North America) or direct (1-514-982-8716) from outside North America and entering your control number as indicated on your Proxy or Voting Instruction Form.

i

Beneficial holders who wish to receive a paper copy of the proxy-related materials should contact Broadridge Investor Communications Solutions, Canada at 1-877-907-7643 or outside North America at 303-562-9305.

Shareholders who wish to receive a paper copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2024, in advance of the Meeting should make such request to the Company by no later than September 16, 2025, in order to allow reasonable time to receive and review the Information Circular prior to the proxy deadline of 10:00 a.m. (Toronto time) on September 26, 2025. The Information Circular will be sent to Shareholders within three (3) business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to requesting Shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the "Notice Package") under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company's use of Notice-and-Access and how the proxy-related materials may be obtained, (ii) a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a beneficial Shareholder), and (iii) a supplemental mailing list return card to elect to receive paper copies of the Company's financial statements and management's discussion and analysis.

The annual consolidated financial statements (the "Annual Financial Statements") and related management's discussion and analysis ("MD&A") of the Company for the year ended December 31, 2024, have previously been mailed to those Shareholders who had requested to receive them by indicating (where marked) on the form of proxy or voting instruction form, as applicable, or through completing the supplemental mailing list return card distributed to Shareholders in connection with the Company's 2024 Annual Meeting of Shareholders. The Annual Financial Statements and MD&A are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.makominingcorp.com/investors/financial-reports. Shareholders may also request paper copies of the Annual Financial Statements and MD&A, free of charge, by calling the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") toll free at 1-866-962-0498 (within North America) or direct (1-514-982-8716) from outside North America or via email at info@makominingcorp.com.

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is the close of business on August 18, 2025 (the "Record Date"). Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to complete, date and sign the form of proxy contained in the Notice Package (in the return envelope provided for that purpose), or, alternatively, to vote over the internet, in each case in accordance with the instructions set out in the Notice Package. The completed proxy form must be deposited at the office of Computershare Investor Services Inc., 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1, Attn: Proxy Department, by mail, by fax at 1.416.263.9524 or toll free at 1.866.249.7775, or online at www.investorvote.com, or the proxy vote must otherwise be registered in accordance with the instructions set forth in the Notice Package. Non-registered Shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form delivered in the Notice Package in accordance with the instructions provided by their broker or intermediary.

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To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Toronto time) on September 26, 2025, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting in his or her discretion. The Chairperson is under no obligation to accept or reject any particular late proxy.

DATED this 19th day of August, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF MAKO MINING CORP.

"Akiba Leisman"
Akiba Leisman Chief Executive Officer and Director

iii

MAKO MINING CORP.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Time, Date and Venue Details

The Meeting will be held at the offices of Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4 on September 30, 2025 at 10:00 a.m. (Toronto time)

Notice-and-Access

The Company is using the Notice-and-Access system under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute its proxy-related materials to Shareholders.

Under Notice-and-Access, rather than the Company mailing paper copies of the proxy-related materials to Shareholders, the materials can be accessed online under the Company's profile on SEDAR+ at www.sedarplus.ca or on the Company's website at https://www.makominingcorp.com/investors/agm/. The Company has adopted this alternative means of delivery for its proxy-related materials in order to reduce paper use and printing and mailing costs.

Shareholders will receive a Notice Package by prepaid mail, which will contain, among other things, information on Notice-and-Access and how Shareholders may access an electronic copy of the proxy-related materials, and how they may request a paper copy of the Information Circular, if they so choose, in advance of the Meeting and for a full year following the Meeting.

Shareholders will not receive a paper copy of the Information Circular unless they contact the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") toll free at 1-866-962-0498 (within North America) or direct (1-514-982-8716) from outside North America or by email at info@makominingcorp.com. For Shareholders who wish to receive a paper copy of the Information Circular in advance of the voting deadline for the Meeting, requests must be received no later than September 16, 2025.

Shareholders with questions about Notice-and-Access may contact Computershare at 1-866-964-0492.

Record Date

The record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting is August 18, 2025. Only Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Mako for use at the Meeting and any postponement or adjournment thereof for the purposes set forth in the Notice of Meeting. It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Mako to whom no additional compensation will be paid.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of Mako (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the proxy form provided. A proxyholder need not be a Shareholder.

A proxy will not be valid for use at the Meeting unless the completed form of proxy is received by Mako's transfer agent, Computershare, by mail or courier to its offices at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attn: Proxy Department, by fax at 1.416.263.9524 or toll free at 1.866.249.7775, or online at www.investorvote.com, not later than 10:00 a.m. (Toronto time) on September 26, 2025, or if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the reconvened Meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting in his or her discretion. The Chairperson is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

Voting By Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted in favour of or be withheld from voting on or be voted against each matter referred to in the Notice of Meeting, as applicable, in accordance with the instructions of the Shareholder, on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote FOR the matters specified in the Notice of Meeting and FOR of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1, by mail, by fax at 1.416.263.9524 or toll free at 1.866.249.7775, or online at www.investorvote.com, not later than 10:00 a.m. (Toronto time) on September 26, 2025 or, in the case of any postponement or adjournment of the Meeting, forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the postponed or adjourned Meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting, in his or her discretion. The Chairperson is under no obligation to accept or reject any late proxies.

Non-Registered Shareholders

Only Shareholders whose names appear on the records of Mako as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Mako are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

The Company has distributed copies of the Notice Package to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Notice Package to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to Mako are referred to as "non-objecting beneficial owners ("NOBOs"). Those non-registered holders who have objected to their Nominee disclosing ownership information about themselves to Mako are referred to as "objecting beneficial owners" ("OBOs").

Mako is not sending the proxy-related materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of Notice Package using Notice-and-Access to the Nominees for distribution to NOBOs.

Mako does not intend to pay for Nominees to deliver the Notice Package and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive such materials unless the OBO's intermediary assumes the cost of delivery.

Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Shareholder, his or her attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Mako at 838 West Hastings Street, Suite 700, Vancouver, British Columbia, V6C 0A6, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chairperson of the Meeting on the day of the Meeting.

Quorum

Under the Company's current Articles the quorum for the transaction of business at the Meeting requires at least two shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting, to be present in person or represented by proxy, irrespective of the number of persons actually present at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 80,102,756 are issued and outstanding as of August 18, 2025. Holders of shares are entitled to cast one vote per share.

Any holder of shares of record at the close of business on August 18, 2025, who has completed and delivered a proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such Shareholder's shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only persons or companies who beneficially own, control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company is as follows:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)	Percentage of Outstanding Shares(1)
Wexford Capital LP(2)	38,234,072	47.73%

Notes:

(1) Information as to ownership of shares has been obtain from System for Electronic Disclosure by Insiders which includes Wexford Capital LP ("Wexford") on behalf of private funds managed by Wexford, including Wexford Catalyst Trading Limited, Wexford Spectrum Trading Limited, Wexford Focused Investors LLC and Wexford Focused Trading Limited.

(2) Akiba Leisman, Chief Executive Officer and a director of the Company, is a consultant of Wexford and Mr. Paul Jacobi is a partner at Wexford.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts referenced in this Statement of Executive Compensation are expressed in United States dollars, unless otherwise indicated.  References to "C$" are to Canadian dollars.

Compensation Discussion and Analysis

Elements of Executive Compensation

The current executive compensation program of the Company consists of an annual base salary, cash bonuses granted from time to time, and long-term incentives in the form of stock options ("Options"), restricted share units ("RSUs") and/or deferred share units ("DSUs", and collectively with the Options and RSUs, the "Awards") granted under the Omnibus Incentive Plan 2021 (the "Omnibus Plan"). Prior to the implementation of the Omnibus Plan in 2021, Options were granted to Company executives under the 2017 stock option plan of the Company (the "Prior Option Plan") and such Options that remained outstanding as of the year ended December 31, 2024, continued to be governed by the Prior Option Plan. However, since the adoption of the Omnibus Plan, no new Options were granted under the Prior Option Plan and as of the date hereof there are no longer any Options outstanding under the Prior Option Plan. Please refer to the "Summary Compensation Table", "Outstanding Share-Based Awards and Option-Based Awards" and "Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2024" below for further information regarding Options, RSUs and DSUs granted to executive officers.

The base salaries paid to officers of the Company are intended to provide fixed levels of pay that reflect each officer's primary duties and responsibilities and the level of skill and experience required to successfully perform their role. The Company's goal is to pay base salaries to its officers that are competitive when compared to those holding similar positions in companies of comparable stage of development and operations within the mining industry in order to attract and retain executive talent in the market in which the Company competes for talent. Base salaries are reviewed annually by the Compensation, Corporate Governance and Nominating Committee (the "CCGN Committee") of the Board of Directors of the Company (the "Board"). Historically, short term bonuses have been a combination of cash and Awards.

In September 2022, upon recommendation of the CCGN Committee, the Board approved and adopted a new short-term incentive plan for the senior executives of the Company (the "STI Plan"), which includes the CEO, the CFO the COO, the President and any Vice-President, in connection with determining annual cash bonuses and RSUs to be paid to such executives. The STI Plan includes weighted key performance indicators ("KPIs"), based on certain corporate KPIs, individual KPIs and a discretionary component, with bonuses calculated as a percentage of base salary with a target ranging from 50%-150%. The percentages range for corporate objectives from 40%-50%, for individual objectives from 15%-25% and for the discretionary component 35%. The STI Plan was developed, in part, based on the Compensation Practice Review Report of Bedford Group dated July 29, 2021. The cash bonuses and RSUs earned by each of the Named Executive Officers (as hereinafter defined), as disclosed in the Summary Compensation Table, were determined based on the criterion set out in the STI Plan.

The incentive component of the Company's compensation program is the longer-term reward provided through the grant of Awards under the Omnibus Plan. The Omnibus Plan is intended to attract, retain and motivate the executive officers and directors, among other eligible participants, of the Company, and to align the interests of those individuals with those of the Company's shareholders with a view to driving growth and enhancing shareholder value. The Omnibus Plan provides such individuals with an opportunity to acquire a proprietary interest in the Company's value growth through the exercise and/or vesting of the Awards. Options, RSUs and/or DSUs are granted at the discretion of the Board, with the assistance of the CCGN Committee, which considers factors such as how other comparable mineral exploration and mining companies grant equity compensation and the potential value that each participant under the Omnibus Plan is contributing to the Company in determining the number of Awards granted to each individual.

Options are granted at an exercise price not less than the five day weighted average trading price of the Company's common shares for the five trading days immediately preceding the time of grant, (as determined in accordance with the Omnibus Plan), and for a term of exercise not exceeding ten years. At the time of grant of an Option, the Board may establish vesting conditions in respect of each Option grant, which may include performance criteria related to corporate or individual performance.

RSUs entitle the recipient to receive, upon settlement, shares, cash or a combination thereof as determined by the Board and subject to the provisions of the Omnibus Plan. RSUs that are subject to performance criteria may not become fully vested prior to the expiry of the restricted period. RSUs expire no later than December 31 of the calendar year which commences three years after the calendar year in which the performance of services for which the RSU was granted.

DSUs entitle the recipient to receive, upon settlement, shares or cash or a combination thereof, as determined by the Board, payable after termination of the recipient's service with the Company in accordance with the Omnibus Plan. Participants may elect annually to receive a percentage of their annual base compensation in DSUs. In addition, the Board may award such additional DSUs to a director or executive officer as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services he or she renders to the Company.

The Board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking. The Company's executive compensation framework aligns with the Company's annual and longer-term strategy and reflects compensation practices of companies of similar size and stage of development and operations, in order to ensure the compensation paid is competitive within the Company's industry.

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company's compensation program and practices when determining rewards for its officers. The Board reviews, at least once annually, the risks, if any, associated with the Company's compensation program and practices.

The current executive compensation structure ensures that a significant portion of executive compensation, in the form of Awards, is both long-term and "at risk" and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their short-term compensation at the expense of the Company and the shareholders is mitigated.

Due to the small size of the Company and the current level of the Company's activity, the Board is able to closely monitor and consider any risks which may be associated with the Company's compensation program and practices. Risks, if any, may be identified and mitigated through Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging of Economic Risks in the Company's Securities

The Company has not adopted a policy prohibiting directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company's securities granted as compensation or held, directly or indirectly, by directors or officers. However, the Company is not aware of any directors or officers having entered into this type of transaction.

Share-Based Awards and Option-Based Awards

The Omnibus Plan (and the Prior Option Plan, in the case of Options granted prior to the implementation of the Omnibus Plan) have been used to provide Options, RSUs and DSUs which are granted in consideration of the level of responsibility of the executive as well as their impact or contribution to the longer-term operating performance of the Company. In determining the number of Awards to be granted to the executive officers, the Board takes into account the number of Awards, if any, previously granted to each executive officer, and the exercise price of any outstanding Awards to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the "TSXV"), and closely align the interests of the executive officers with the interests of shareholders.

The Board, together with the assistance of the CCGN Committee, has the responsibility to administer the compensation program related to the executive management of the Company, including equity-based awards.

Compensation Governance

The Company's compensation philosophy for its Named Executive Officers is designed to attract well qualified individuals in what is essentially an international market by paying competitive base salaries plus short-term incentive compensation in the form of bonuses and long-term incentive compensation in the form of Awards. In June 2021, the CCGN Committee had retained the Bedford Consulting Group Inc. to provide independent advice to the CCGN Committee in connection with further developing the Company's compensation program, including establishing the STI Plan. The CCGN Committee has not retained the services of any compensation consultant since such time. The CCGN Committee makes its recommendations, with reference to the STI Plan in terms of bonuses and RSUs, to the Board, which meets to discuss and determine executive compensation. In making its determinations regarding the various elements of executive compensation, the Board does not currently benchmark its executive compensation program, but from time to time does review compensation practices of companies of similar size and stage of development and operations to ensure the compensation paid is competitive within the Company's industry and geographic location while taking into account the financial and other resources of the Company.

The Company's Compensation, Corporate Governance and Nominating Committee is currently comprised of Asheef Lalani (independent) who is the Chair, John Hick (independent) and Laurie Gaborit (independent). The role of the CCGN Committee is, in part, to assist the Board in approving and monitoring the Company's practices with respect to compensation. The CCGN Committee members have significant experience in the mining sector as senior executives and as members of the boards of directors and committees of other public corporations. Each member draws on their respective management and executive compensation experience to provide relevant compensation-related expertise. The Board is confident that the collective experience of the CCGN Committee members ensures that the CCGN Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

The duties and responsibilities of the Chief Executive Officer are typical of those of a business entity of the Company's size and stage of development and operations within the mining industry. The primary role of the Chief Executive Officer of the Company is to manage the Company in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Board in the context of the Company's strategic plans, budgets and responsibilities set out below, with a view to increasing shareholder value.

Summary Compensation Table

The following table sets forth all annual and long-term compensation of the Named Executive Officers of the Company for each of the three most recently completed financial years of the Company. "Named Executive Officer" or "NEO" refers to (a) each individual who, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a chief executive officer; (b) each individual who, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a chief financial officer; (c) the most highly compensated executive officer, other than the individuals identified in (a) and (b) at the end of the most recently completed financial year whose total compensation was more than C$150,000, for that financial year; and (d) each individual who would be a named executive officer under (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year. The Named Executive Officers of the Company for the year ended December 31, 2024 were Akiba Leisman, the Company's CEO, Ezequiel Sirotinsky, the Company's CFO and Corporate Secretary, Maria Milagros Paredes, the Company's former CFO and Corporate Secretary, Jesse Munoz, the Company's Chief Operating Officer ("COO"), Paolo Durand, the Company's Vice-President of Corporate Development and Frank Powell, the Company's Vice-President of Exploration.

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(3)	Long-term Incentive Plans
Akiba Leisman(4) CEO	2024 2023 2022	280,469 280,569 280,538	Nil 548,894 150,000	Nil Nil Nil	621,775 220,688 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 5,869	902,244 1,050,151 580,538
Ezequiel Sirotinsky(8) CFO and Corporate Secretary	2024 2023 2022	116,667 n/a n/a	271,893 n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	392,905 n/a n/a
Maria Milagros Paredes(5) former CFO and Corporate Secretary	2024 2023 2022	125,069 206,119 212,709	Nil 136,582 90,000	Nil Nil Nil	75,000 38,288 90,000	Nil Nil Nil	Nil Nil Nil	260,294 58,665 57,041	460,363 439,654 449,750
Jesse Munoz(6) COO	2024 2023 2022	255,469 255,569 255,568	Nil 249,497 125,000	Nil Nil Nil	289,500 148,250 125,000	Nil Nil Nil	Nil Nil Nil	91,991 110,903 90,211	636,960 764,219 595,749
Paolo Durand(7) VP of Corporate Development	2024 2023 2022	150,000 150,000 123,125	Nil 97,024 Nil	Nil Nil 101,855	74,100 23,082 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 1,356	224,100 270,106 226,336
Frank Powell(9) VP of Exploration	2024 2023 2022	183,600 183,806 170,467	Nil	Nil	32,820 23,375 Nil	Nil Nil Nil	Nil	20,479 19,032 18,091	236,899 226,213 198,149

Notes:

(1) Represents RSUs.

(2) The Company uses the Black-Scholes pricing model as the methodology to calculate the grant date fair value for Options granted, as that's the methodology used in the financial statements, and has relied on the following key assumptions and estimates for each calculation: (a) for grants in 2024 - (i) risk free interest rate of 3.51%; (ii) expected dividend yield of 0%; (iii) expected volatility of 65.48%; and (iv) an expected term of up to five years; (b) for grants in 2022 - (i) risk free interest rate of 1.65%; (ii) expected dividend yield of 0%; (iii) expected volatility of 58.06%; and (iv) an expected term of up to five years; and (c) for grants in 2021 - (i) risk free interest rate of 0.64%; (ii) expected dividend yield of 0%; (iii) expected volatility of 63.95%; and (iv) an expected term of up to five years.

(3) Represents cash bonuses.

(4) During the financial year ended December 31, 2022, Mr. Leisman was paid $275,000 pursuant to the terms of his consulting agreement with Mako US and $5,538 (C$7,500 based on an exchange rate of $1.00 = C$1.35434) pursuant to his employment agreement with the Company. During the financial year ended December 31, 2023, Mr. Leisman was paid $275,000 under his consulting agreement with Mako US and $5,569 (C$7,500 based on an exchange rate of $1.00 = C$1.34671) pursuant to his employment agreement with the Company.  During the financial year ended December 31, 2024, Mr. Leisman was paid $275,000 under his consulting agreement with Mako US and $5,469 (C$7,500 based on an exchange rate of $1.00 = C$1.37134) pursuant to his employment agreement with the Company. See "Termination and Change of Control Benefits".

(5) Ms. Paredes was appointed as the CFO and Corporate Secretary of the Company effective February 1, 2021, and resigned on June 25, 2024. During the financial year ended December 31, 2022, Ms. Paredes was paid $207,171 pursuant to her consulting agreement with Mako US and $5,538 (C$7,500 based on an exchange rate of $1.00 = C$1.35434) pursuant to her employment agreement with the Company. She also received perquisites in the aggregate amount of $57,041 paid by Mako US, including $46,683 for insurance premiums related to medical, life and disability.  During the financial year ended December 31, 2023, Ms. Paredes was paid $200,550 pursuant to her consulting agreement with Mako US and $5,569 (C$7,500 based on an exchange rate of $1.00 = C$1.34671) pursuant to her employment agreement with the Company. She also received perquisites in the aggregate amount of $58,665 paid by Mako US, including $49,773 for insurance premiums related to medical, life and disability. During the financial year ended December 31, 2024, Ms. Paredes was paid severance of $200,000 and $5,484 (C$7,500 based on an exchange rate of $1.00 = C$1.36745), $111,023 pursuant to her consulting agreement with Mako US and $11,291 pursuant to her consulting agreement with the Company, $2,757 (C$3,750 based on an exchange rate of $1.00 = C$1.36041) pursuant to her employment agreement with the Company. She also received perquisites in the aggregate amount of $54,809 paid by Mako US, including $49,209 for insurance premiums related to medical, life and disability.

(6) During the financial year ended December 31, 2022, Mr. Munoz was paid $250,000 pursuant to the terms of his consulting agreement with Mako US and $5,538 (C$7,500 based on an exchange rate of $1.00 = C$1.35434) pursuant to his employment agreement with the Company. He also received perquisites in the aggregate amount of $90,211 paid by Mako US, including $77,711 for insurance premiums related to medical, life and disability.  During the financial year ended December 31, 2023, Mr. Munoz was paid $250,000 pursuant to the terms of his consulting agreement with Mako US and $5,569 (C$7,500 based on an exchange rate of $1.00 = C$1.34671) pursuant to his employment agreement with the Company.  He also received perquisites in the aggregate amount of $110,903 paid by Mako US, including $87,603 for insurance premiums related to medical, life and disability. During the financial year ended December 31, 2024, Mr. Munoz was paid $250,000 pursuant to the terms of his consulting agreement with Mako US and $5,469 (C$7,500 based on an exchange rate of $1.00 = C$1.37134) pursuant to his employment agreement with the Company.  He also received perquisites in the aggregate amount of $91,991 paid by Mako US, including $69,653 for insurance premiums related to medical, life and disability. See "Termination and Change of Control Benefits".

(7) Mr. Durand was appointed Vice-President of Corporate Development effective March 9, 2022, and is paid under the terms of a consulting agreement with the Company. See "Termination and Change of Control Benefits".

(8) Mr. Sirotinsky was appointed as the CFO and Corporate Secretary of the Company effective June 25, 2024, replacing former CFO and Corporate Secretary Millie Paredes, and is paid under the terms of a consulting agreement with the Company. See "Termination and Change of Control Benefits".

(9) Mr. Powell was appointed Vice-President of Exploration effective June 25, 2024, and is paid under the terms of a consulting agreement with the Company. Prior to this appointment he served as Senior Exploration Manager for the Company. See "Termination and Change of Control Benefits".

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all the option-based and share-based awards outstanding as at December 31, 2024, for each NEO.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The- Money Options (C$)(1)	Number of Shares Or Units Of Shares That Have Not Vested (#)(2)	Market or Payout Value Of Share- Based Awards That Have Not Vested (C$)(3)	Market or Payout Value Of Vested Share-Based Awards not paid out or distributed (C$)
Akiba Leisman CEO	Nil	n/a	n/a	n/a	366,667	1,166,001	Nil
Ezequiel Sirotinsky CFO and Corporate Secretary	200,000	3.31	June 25, 2029	Nil	Nil	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The- Money Options (C$)(1)	Number of Shares Or Units Of Shares That Have Not Vested (#)(2)	Market or Payout Value Of Share- Based Awards That Have Not Vested (C$)(3)	Market or Payout Value Of Vested Share-Based Awards not paid out or distributed (C$)
Maria Milagros Paredes former CFO and Corporate Secretary	100,000	3.45	February 4, 2026	Nil	Nil	Nil	Nil
Jesse Munoz COO	Nil	n/a	n/a	n/a	166,667	530,001	Nil
Paolo Durand VP of Corporate Development	70,000	3.70	March 9, 2027	Nil	53,651	170,610	Nil
Frank Powell VP of Exploration	100,000	2.13	May 12, 2028	105,000	Nil	Nil	Nil

Notes:

(1) Value of unexercised in-the-money Options is calculated based on the difference between the market value of the Company's common shares as at December 31, 2024, and the exercise price of the Options (rounded up to the nearest dollar). The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

(2) Represents RSUs.

(3) Market or Payout Value of Share-Based Awards is calculated based on number of RSUs not yet vested multiplied by market price of the underlying shares as at December 31, 2024. The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2024.

The following table sets out all the option-based and share-based awards that vested during the financial year ended December 31, 2024, for each NEO.

Name	Option-Based Awards - Value Vested During the Year (C$)	Share-Based Awards - Value Vested During the Year (C$)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (C$)
Akiba Leisman, CEO	Nil	649,290(1)	Nil
Ezequiel Sirotinsky, CFO and Corporate Secretary	Nil(2)	Nil	Nil
Maria Milagros Paredes, former CFO and Corporate Secretary	Nil(3)	214,403(4)	Nil
Jesse Munoz, COO	Nil	325,797(5)	Nil
Paolo Durand, VP of Corporate Development	Nil(6)	115,178(7)	Nil
Paolo Durand, VP of Corporate Development	Nil(6)	115,178(7)	Nil
Frank Powell, VP of Exploration	38,000(8)	Nil	Nil

Notes:

(1) Mr. Leisman had a total of 214,233 RSUs vest with a total value of C$649,290; value is calculated based on number of RSUs multiplied by market price of the underlying shares on the vesting date. Mr. Leisman had 15,450 RSUs vest and the market price on the date of vesting was C$2.20. Mr. Leisman had 183,333 RSUs vest and the market price on the date of vesting was C$3.10. Mr. Leisman had 15,450 RSUs vest and the market price on the date of vesting was C$3.04.

(2) Mr. Sirotinsky had 66,666 Options vest having a Nil value, as the exercise price of the Options are C$3.31 and the market price on the date of vesting was C$3.25.

(3) Ms. Paredes had 25,000 Options vest having a Nil value, as the exercise price of the Options are C$3.45 and the market price on the date of vesting was C$2.25.

(4) Ms. Paredes had a total of 70,041 RSUs vest with a total value of C$214,403; value is calculated based on number of RSUs multiplied by the market price of the underlying shares on the vesting date. Ms. Paredes had 9,270 RSUs vest and the market price on the date of vesting was C$2.20. Ms. Paredes had 12,112 RSUs vest and the market price on the date of vesting was C$3.65. Ms. Paredes had 33,333 RSUs vest and the market price on the date of vesting was C$3.10. Ms. Paredes had 6,056 RSUs vest and the market price on the date of vesting was C$3.02. Ms. Paredes had 9,270 RSUs vest and the market price on the date of vesting was C$3.04.

(5) Mr. Munoz had a total of 109,083 RSUs vest with a total value of C$325,797; value calculated based on number of RSUs multiplied by market price of the underlying shares on the vesting date. Mr. Munoz had 12,875 RSUs vest and the market price on the date of vesting was C$2.20. Mr. Munoz had 83,333 RSUs vest and the market price on the date of vesting was C$3.10. Mr. Munoz had 12,875 RSUs vest and the market price on the date of vesting was C$3.04.

(6) Mr. Durand had 17,500 Options vest having a Nil value, as the exercise price of the Options are C$3.70 and the market price on the date of vesting was C$2.50.

(7) Mr. Durand had a total of 35,953 RSUs vest with a total value of C$115,178; value calculated based on number of RSUs multiplied by market price of the underlying shares on the vesting date. Mr. Durand had 7,302 RSUs vest and the market price on the date of vesting was C$3.65. Mr. Durand had 25,000 RSUs vest and the market price on the date of vesting was C$3.10. Mr. Durand had 3,651 RSUs vest and the market price on the date of vesting was C$3.04.

(8) Mr. Powell had 25,000 Options vest having a value of C$38,000, as the exercise price of the Options are C$2.13 and the market price on the date of vesting was C$3.65.

Pension Plan Benefits

The Company does not have any pension or retirement plans.

Termination and Change of Control Benefits

The Company has no plan, contract, agreement or arrangement that provides for payments to any NEO at, following or in connection with any termination, resignation, retirement or change of control of the Company or a change in a NEO's responsibilities, except as follows:

Akiba Leisman, Chief Executive Officer

Mr. Leisman serves as the CEO of the Company and currently receives a base salary from the Company in the amount of C$7,500 per year pursuant to the terms of an employment agreement with the Company, entered into effective October 1, 2019. Pursuant to the employment agreement, Mr. Leisman provides general management and oversight of all operational, administrative, financial and legal matters affecting the Company and such other additional services as may be agreed to from time to time.  The employment agreement with the Company provides that Mr. Leisman may terminate his employment by providing the Company with 60 days prior written notice and, in the event of such termination, Mr. Leisman shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from the Company.  In the event Mr. Leisman's employment is terminated by the Company without cause, the Company must provide Mr. Leisman with the greater of: (i) twelve (12) months' notice of termination or base salary in lieu of such notice; or (ii) the minimum entitlements to notice of termination and severance pay, if applicable, under the Employment Standards Act, 2000, as amended (the "ESA"). Mr. Leisman's participation under employee benefits will continue for such minimum period as required by the ESA. In the event Mr. Leisman is terminated in connection with a change of control of the Company, he shall be entitled to receive compensation equal to twelve (12) months of his then current base salary, which shall be paid over a twelve-month period, subject to Mr. Leisman executing a non-revocable standard form of release acceptable to the Company.

Mr. Leisman also has a consulting agreement through his wholly owned company, Xiphias Management Services, with the Company's subsidiary, Mako US Corp. ("Mako US") pursuant to which he is paid $22,917 per month ($275,000 per annum) to provide ongoing consultation to Mako US regarding its management services business, including executive, managerial and administrative activities assigned to him by Mako US, entered into effective October 1, 2019, as amended January 1, 2021. The consulting agreement provides that either Mako US or Mr. Leisman may terminate the consulting agreement by providing 60 days prior written notice and, in the event of termination without cause, Mr. Leisman shall be entitled to a cash amount representing 12 months of consulting fees prior to the date of termination. In the event Mr. Leisman's consulting agreement is terminated by Mako US within 90 days of a change of control of the Company, Mr. Leisman shall be entitled to receive the greater of (a) the amount represented by twelve (12) months' consulting fees or (b) the total cash compensation received by Mr. Leisman in the trailing twelve (12) months prior to the change of control.

Ezequiel Sirotinsky, Chief Financial Officer and Corporate Secretary

Mr. Sirotinsky serves as the CFO and Corporate Secretary of the Company and currently receives salary from the Company in the amount of $16,666.67 per month pursuant to the terms of a consulting agreement with the Company, entered into effective June 25, 2024. In addition to the monthly salary, Mr. Sirotinsky is also eligible to receive a discretionary annual bonus with a target of 50% of the annual salary based on meeting certain agreed upon objectives. Pursuant to the consulting agreement, Mr. Sirotinsky provides those services which would normally be undertaken by a CFO and Corporate Secretary including but not limited to general management and oversight of all financial reporting, administrative and legal matters affecting the Company and such other additional services as may be agreed to from time to time. The consulting agreement with the Company provides that Mr. Sirotinsky may terminate his agreement by providing the Company with 30 days prior written notice and, in the event of such termination, Mr. Sirotinsky shall be entitled to all fees, expenses and payment of any personal days accrued but not yet used since the effective date of the consulting agreement and no further rights to compensation or benefits from the Company. In the event Mr. Sirotinsky's agreement is terminated by the Company at any time and for any reason, the Company will provide Mr. Sirotinsky with a termination fee equal 12 months of his then current salary under the consulting agreement (the "Termination Fee"), along with payment for any fees and expenses accrued as of the effective date of termination and payment of any personal days accrued but not used since the effective date of the consulting agreement.  If within 12 months following a change of control Mr. Sirotinsky's consulting services are terminated without cause, Mr. Sirotinsky is entitled to receive a change of control fee equal to 12 months of his current salary, provided certain conditions are met.  The change of control fee is in lieu of, and not in addition to, the Termination Fee noted above.

Jesse Munoz, Chief Operating Officer

Mr. Munoz serves as Chief Operating Officer of the Company and currently receives a base salary from the Company in the amount of C$7,500 per year pursuant to the terms of an executive employment agreement with the Company, entered into effective October 1, 2019.  Pursuant to the employment agreement, Mr. Munoz provides those services which would normally be undertaken by a Chief Operating Officer including but not limited to general management and oversight of all operational, administrative, financial and legal matters affecting the Company and such other additional services as may be agreed to from time to time. The employment agreement with the Company provides that Mr. Munoz may terminate his employment by providing the Company with 60 days prior written notice and, in the event of such termination, Mr. Munoz shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from the Company.  In the event Mr. Munoz's employment is terminated by the Company without cause, the Company must provide Mr. Munoz with the greater of: (i) twelve (12) months' notice of termination or base salary in lieu of such notice; or (ii) the minimum entitlements to notice of termination and severance pay, if applicable, under the ESA. Mr. Munoz participation under employee benefits will continue for such minimum period as required by the ESA. In the event Mr. Munoz is terminated by the Company or Mr. Munoz provides notice of resignation within 90 days of a change of control of the Company, he shall be entitled to receive compensation equal to twelve (12) months of his then current base salary, which shall be paid over a twelve-month period, subject to Mr. Munoz executing a non-revocable standard form of release acceptable to the Company.

Mr. Munoz also serves as Chief Operating Officer of Mako US, and as such has an executive employment agreement with Mako US dated September 23, 2019, as amended January 1, 2021, pursuant to which Mr. Munoz is paid $20,833.33 per month ($250,000 per annum). The executive employment agreement provides that either Mako US or Mr. Munoz may terminate the agreement by providing 60 days prior written notice and, in the event of termination without cause, Mr. Munoz shall be entitled to any fees then due and payable for services completed to the date of termination. In the event Mr. Munoz's agreement is terminated as a result of a change or control of the Company, Mr. Munoz shall be entitled to receive the greater of (a) the amount represented by 12 months of consulting fees, or (b) the total cash compensation received by Mr. Munoz in the trailing 12 months prior to the change of control.

Paolo Durand, Vice-President of Corporate Development

Mr. Durand serves as Vice-President of Corporate Development of the Company and currently receives a base salary from the Company in the amount of $12,500 per month pursuant to the terms of a Consultant Agreement dated September 17, 2021, as amended March 9, 2022.  The Consultant Agreement provides that Mr. Durand may terminate his employment by providing the Company with 30 days prior written notice.  In the event Mr. Durand's employment is terminated by the Company without cause, the Company must provide Mr. Durand with payment for any fees and expenses accrued as of the effective date of termination and (ii) a termination fee in the amount of $75,000 (the "Termination Fee"). Payment of the Termination Fee is conditional on Mr. Durand's execution of a non-revocable standard form of release agreement acceptable to the Company. In the event Mr. Durand is terminated within 12 months of a change of control of the Company, or within 90 days following a change of control Mr. Durand gives notice of termination of the Consulting Agreement, he shall be entitled to receive a change of control fee in the amount of $75,000 (the "Change of Control Fee"), subject to Mr. Durand executing a non-revocable standard form of release acceptable to the Company. The Change of Control Fee is in lieu of, and not in addition to, the Termination Fee.

Frank Powell, Vice-President of Exploration

Mr. Powell serves as Vice-President of Exploration of the Company and currently receives a base salary from the Mako US in the amount of $15,300 per month pursuant to the terms of an executive employment agreement with Mako US, entered into effective June 1, 2024. Pursuant to the employment agreement, Mr. Powell provides those services which would normally be undertaken by a Vice-President of Exploration including but not limited to executive, general management, administrative responsibilities, and such other additional services as may be agreed to from time to time. The employment agreement with Mako US provides that Mr. Powell or the Mako US may terminate his employment by providing 60 days prior written notice and, in the event of such termination, Mr. Powell shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from Mako US. In the event Mr. Powell or Mako US terminates Mr. Powell's employment because of a change of control or if Mako US terminates Mr. Powell's employment without cause then he shall be entitled to receive compensation equal to 12 months of his then-current monthly base-salary, which shall be paid over a twelve-month period consistent with Mako US' regular payroll schedule, plus all benefits provided for 12 months from the termination date, subject to Mr. Powell executing a non-revocable standard form of release acceptable to Mako US.

Payments on a Termination/Change of Control as of December 31, 2024

Assuming a termination without cause or a change of control of the Company occurred as of December 31, 2024, it is estimated that Messrs. Leisman, Sirotinsky, Munoz, Durand and Powell would have been entitled to the following payments:

Name of NEO	Termination Without Cause/Change of Control Payments ($)
Akiba Leisman, CEO	901,989(1)
Ezequiel Sirotinsky, CFO and Corporate Secretary	200,000(2)
Jesse Munoz, COO	335,667(3)
Paolo Durand, VP of Corporate Development	75,000(4)
Frank Powell, VP of Exploration	196,098(5)

Notes:

(1) Approximately $275,000 pursuant to his consulting agreement with Mako US including $5,214 (C$7,500 based on the December 31, 2024, exchange rate of $1.00 = C$1.43835 pursuant to his employment agreement with the Company. In addition, Mr. Leisman received during fiscal 2024, cash bonuses totalling $621,775.

(2) $200,000 pursuant to his consulting agreement with the Company.

(3) Approximately $250,000 pursuant to his employment agreement with Mako US including perquisites of $80,453 and $5,214 (C$7,500 based on the December 31, 2024, exchange rate of $1.00 = C$1.43835) pursuant to his employment agreement with the Company.

(4) $75,000 pursuant to his consulting agreement with the Company.

(5) $196,098 pursuant to his employment agreement with the Company, which amount includes prerequisites in the amount of $12,498.

Director Compensation

The following table sets forth all amounts of compensation provided to each director of the Company (who is not also a NEO) during the financial year ended December 31, 2024.

Director Name (1)	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
John Hick(3)	76,500	Nil	Nil	Nil	Nil	Nil	76,500
Rael Lipson(4) former director	13,750	Nil	Nil	Nil	Nil	Nil	13,750
John Pontius(5) former director	34,375	Nil	Nil	Nil	Nil	Nil	34,375
Paul Jacobi(6)	29,375	Nil	Nil	Nil	Nil	Nil	29,375
Mario Caron(7)	65,750	Nil	Nil	Nil	Nil	Nil	65,750
N. Eric Fier(8)	18,750	Nil	Nil	Nil	Nil	Nil	18,750
Laurence Gaborit(9)	21,750	Nil	Nil	Nil	Nil	Nil	21,750

Notes:

(1) In 2024, non-executive directors earned a $25,000 retainer fee and the Chairman of the Board earned an additional fee of $10,000. Additionally, $2,500 per annum was paid to non-executive committee members and $5,000 per annum was paid to the Chair of each committee.  Members of a special committee (the "Special Committee"), established in November 2022 in connection with overseeing a risk mitigation process put in place by the Company to address new United States sanctions imposed on the General Directorate of Mines in Nicaragua as announced by the United States Department of the Treasury Office of Foreign Assets Controls on October 24, 2022, were paid $2,000 per month.  Members of a special committee established in November 2023 in connection with the Company's acquisition of the Moss mine in Arizona (the "Transaction Special Committee"), which was subsequently dissolved in 2024 following completion of the acquisition, were paid $4,000 per month, with $5,000 per month being paid to the Chair of such committee.

(2) Represents RSUs.

(3) Mr. Hick was appointed director of the Company on November 9, 2018. Mr. Hick also is the Chair of the Audit Committee and a member of the Compensation, Corporate Governance & Nominating Committee (for which he was Chair until July 3, 2024).

(4) Mr. Lipson was appointed director of the Company on October 16, 2013. On July 3, 2024, Mr. Lipson tendered his resignation as director of the Company and was appointed and served as a Technical Advisor to the board of directors until December 2024 at which point his outstanding DSUs in the amount of 70,600 were settled by way of issuance of 70,600 common shares of the Company valued at, in the aggregate, $211,094 as of date of settlement following his termination of services.

(5) Mr. Pontius was appointed director of the Company on November 9, 2018 and resigned effective July 2, 2025. Mr. Pontius was the Chair of the Compensation, Corporate Governance and Nominating Committee and a member of the Audit Committee prior to his resignation.  Mr. Pontius was succeeded by new director Mr. Asheef Laloni in all such roles effective July 2, 2025.

(6) Mr. Jacobi was appointed director of the Company on July 29, 2019.

(7) Mr. Caron was appointed director of the Company on June 5, 2020. Mr. Caron is the Chair of the Technical Committee and a member of the Audit Committee and the Special Committee. He was also a member of the Transaction Special Committee.

(8) N. Eric Fier was appointed director of the Company on July 3, 2024. Mr. Fier also is the Chairman of the Board of Directors and a member of the Technical Committee.

(9) Laurence (Laurie) Gaborit was appointed director of the Company on July 3, 2024. Ms. Gaborit is on the Compensation, Corporate Governance and Nominating Committee Ms. Gaborit is also a member of the Technical Committee and was a member of the Transaction Special Committee.

The Company had no other arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most completed financial year, or subsequently, up to and including the date of this Statement of Executive Compensation.

Directors may be granted Options, RSUs and DSUs from time to time under the Omnibus Plan. The purpose of granting such Awards is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before December 31, 2024, to each of the directors (who are not also NEOs).

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options (C$)(1)	Number of Shares Or Units Of Shares That Have Not Vested (#)(2)	Market or Payout Value Of Share-Based Awards That Have Not Vested (C$)(3)
John Hick	30,000	5.10	July, 21, 2025	Nil	103,840	330,211
Rael Lipson former director	20,000	5.10	July 21, 2025	Nil	Nil	n/a
John Pontius(4) former director	20,000	5.10	July 21, 2025	Nil	70,600	224,508
Paul Jacobi	20,000	5.10	July 21, 2025	Nil	70,600	224,508
Mario Caron	20,000	5.10	July 21, 2025	Nil	70,600	224,508
N. Eric Fier (5)	19,800 28,600 61,600 68,200	5.91 3.64 1.95 1.45	December 10, 2025 December 13, 2026 December 15, 2027 December 1, 2028	Nil Nil 75,768 117,986	Nil	n/a
Laurence Gaborit(5)	47,300 16,500	1.50 1.45	August 11, 2028 December 1, 2028	79,464 28,545	Nil	n/a

Notes:

(1) Value calculated based on the difference between the market value of the Company's common shares as at December 31, 2024, and the exercise price of the Options (rounded up to the nearest dollar). The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

(2) Represents DSUs

(3) Market or Payout Value of Share-Based Awards is calculated based on number of DSUs not yet vested multiplied by market price of the underlying shares as at December 31, 2024. The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

(4) Mr. Pontius resigned as a director effective July 2, 2025, and his 70,600 DSUs, together with an additional 20,000 DSUs that were granted to Mr. Pontius in April 2025, were settled on July 11, 2025 following his resignation for 90,600 common shares of the Company. Additionally, 20,000 common shares were issued to John Pontius on July 14, 2025, on the exercise of his stock options.

(5) The options held by N. Eric Fier and Laurence Gaborit are fully-vested and governed by the terms of the amended and restated stock option plan of Goldsource Mines Inc., which the Company assumed upon closing of its acquisition of Goldsource Mines Inc. in July 2023.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the financial year ended December 31, 2024, in connection with incentive plan awards granted to directors (who are not also NEOs)

Name	Option-Based Awards - Value Vested During The Year ($)(1)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
John Hick	Nil	Nil	Nil
Rael Lipson former director	Nil	211,094(2)	Nil
John Pontius former director	Nil	Nil	Nil
Paul Jacobi	Nil	Nil	Nil
Mario Caron	Nil	Nil	Nil
N. Eric Fier	Nil	Nil	Nil
Laurence Gaborit	Nil	Nil	Nil

Note:

(1) No options vested during the financial year ended December 31, 2024.

(2) Due to the termination of services, Mr. Lipson had 70,600 DSUs vest which were settled on December 13, 2024, through the issuance of common shares of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities were authorized for issuance as at December 31, 2024, which included the Omnibus Plan and the Prior Option.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,805,050	$2.83	5,217,178
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	1,805,050	$2.83	5,217,178

See "Particulars of Matters to be Acted Upon at the Meeting - Re-approval of Omnibus Plan" for a summary of the material terms of the Omnibus Plan.

Prior Option Plan

The following is a summary of the key provisions of the Prior Option Plan implemented by the Board on March 20, 2006, as amended January 30, 2017, in accordance with the rules of the TSXV. The following summary is qualified in all respects by the full text of the Prior Option Plan. Options previously granted under the Prior Option Plan will remain outstanding and governed by the terms of the Prior Option Plan, but no new Options will be granted thereunder.

Options granted under the Prior Option Plan are exercisable over periods of up to 10 years from the date of grant as determined by the Board and have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the Option is granted. The Prior Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion. The Prior Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to the Options shall immediately become vested and may thereupon be exercised in whole or in part by the Option holder.

If the optionee ceases to be an eligible person as a result of termination for cause of such optionee by the Company, any outstanding Option held by such optionee on the date of such termination, whether vested or not, shall be cancelled as of that date. If the optionee ceases to be an eligible person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the optionee shall be exercisable to acquire unissued option shares at any time up to but not after the earlier of the expiry date and the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee or, the Board may, in its sole discretion if it determines such is in the best interests of the Company, extend the expiry date of the Option of an optionee to a later date within a reasonable period.

If the end of an Option period occurs during a blackout period imposed by the Company, such expiry shall be automatically extended to that date which is 10 business days after the end of the trading blackout.

Goldsource Option Plan

On July 3, 2024, in conjunction with the completion of the Goldsource Acquisition, the Company adopted Goldsource's Amended and Restated Option Plan, effective as of May 3, 2022 and amended on July 3, 2024 (the "Goldsource Option Plan"). Holders of Options previously granted under the Goldsource Option Plan were issued replacement options by the Company based on the 0.22 exchange ratio pursuant to the terms of the Goldsource Acquisition, which replacement options will continue to be governed by the terms and conditions of the Goldsource Option Plan until exercise, termination or expiry.  No new Options will be granted under the Goldsource Option Plan. The following is a summary of the key provisions of the Goldsource Option Plan.

The Goldsource Option Plan is now administered by the Board or a committee of the Board. The maximum aggregate number of common shares of the Company that may be issued pursuant to Options under the Goldsource Option Plan, together with the Prior Option Plan and the Omnibus Plan and any other equity compensation arrangements of the Company from time to time is 10% of the issued and outstanding common shares determined at the date of grant.

Options granted under the Goldsource Option Plan are exercisable over periods of up to 10 years from the date of grant, as was determined by the Goldsource board at the time of grant, and have an exercise price no less than the last closing price of Goldsource's common shares that prevailed on the TSXV prior to the date of grant, as adjusted under the terms of the Goldsource Acquisition. The Options are governed by vesting schedules as were determined by the Goldsource board, in its discretion, at the time of grant.

If an optionee ceases to be an eligible person under the terms of the Goldsource Option Plan, the Options held by such optionee shall be exercisable to acquire the underlying shares at any time up to the earlier of the expiry date and the date which is 90 after the optionee last ceases to be an eligible person.  In the event of the death of an optionee while in service to the Company or a subsidiary of the Company, each outstanding Option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate and (b) the expiry of the Option period. Notwithstanding the foregoing, the Board, in its sole discretion, may determine to extend the expiry date of such Options to a later date not to exceed one year from the date the optionee ceases to be an eligible person.

If there is a takeover bid or tender offer made for all or any of the issued and outstanding common shares of the Company, then the Board or committee may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit the shares issuable under such Options to be tendered to the offer. If for any reason the offer is not validly completed or all shares tendered are not validly taken up and paid for by the offeror, then the applicable Options will be reinstated as if they had not been exercised (and any exercise price paid will be returned) and such Options will continue to be governed under the Goldsource Option Plan as they were previous to such offer.

If the end of an Option period occurs during a blackout period imposed by the Company, such expiry shall be automatically extended to that date which is 10 business days after the end of the trading blackout.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company which is owing to the Company or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company; or

(ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, in relation to a securities purchase program or other program.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 - Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company, at least annually, reviews its own corporate governance practices in light of these guidelines to ensure that they are aligned. National Instrument 58-101 - Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board currently consists of seven directors, four of whom are independent based upon the tests for independence set forth in National Instrument 52-110 - Audit Committees ("NI 52-110"). Mario Caron, Laurence (Laurie) Gaborit, John Hick, Asheef Lalani are independent. Akiba Leisman is not independent as he is the CEO of the Company. The Board has determined that Paul Jacobi is not an independent director of the Company as a result of his position as a partner at Wexford, and N. Eric Fier is not considered an independent director as a result of having been an executive officer of a subsidiary of the Company (ie. Goldsource Mines Inc.) within the past last three years.

Board Committees

The Board currently has in place three standing committees, comprised of independent board members. The committees are listed below:

(1) Audit Committee (all independent directors);

(2) Technical Committee (two independent directors and one non-independent director); and

(3) Compensation, Corporate Governance and Nominating Committee (all independent directors)

Management Supervision by Board

The Board, in conjunction with the Compensation, Corporate Governance and Nominating Committee, has determined that the current constitution of the Board is appropriate for the Company's current stage of development and operations. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are, however, able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the Audit Committee which is composed of independent directors who meet with the Company's auditors without management being in attendance. The independent directors also have access to the Company's legal counsel as required, and its officers.

Risk Management

The Board is responsible for adoption of a strategic planning process, identification of principal risks and implementing risk management systems, succession planning and the continuous disclosure requirements of the Company under applicable securities laws and regulations.

The Audit Committee is responsible for the financial risk management items set out in the Audit Committee charter.

Participation of Directors in Other Reporting Issuers

 The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuers
Mario Caron	Falco Resources Ltd. (1)
Nathan Eric Fier	Coeur Mining, Inc. (2)
Laurence (Laurie) Gaborit	Gold Terra Resource Corp. (1)
Akiba Leisman	Bonterra Resources Inc. (1) Sailfish Royalty Corp. (1)
Paul Jacobi	Bonterra Resources Inc. (1)
Asheef Lalani	Sailfish Royalty Corp. (1)

Note:

(1) Listed on the TSXV.

(2) Listed on the NYSE

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board, committees, and copies of the Company's corporate governance policies and charters and code of business ethics;

2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information and directors are expected to familiarize themselves with the information and materials available on the Company's website;

3. access to management and technical experts and consultants;

4. access to Company financial information, budgets and board meeting minutes; and

5. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance, and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records. As appropriate and as conditions permit, all directors are encouraged to visit the Company's principal operating sites and receive presentations from operating personnel.  The CEO, Chairman of the Board, Committee chairs and officers of the Company are required to make themselves available to all directors in a reasonable manner to provide information and answer questions as necessary. Management of the Company, and other officers, make presentations to the Board from time to time, consistent with their areas of function and covering topics and issues impacting the Company's business.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct and Ethics and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board, with the assistance of the Compensation, Corporate Governance and Nominating Committee, has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates based on a variety of criteria, including the following:

1. Independence.

2. Appropriate professional skillsets and experience for the Company's business and operations.

3. Identified skillset and experience gaps on the Board.

4. Professional accomplishments and reputation, including prior board experience.

5. Leadership strategic thinking, and courage of convictions.

6. Culture of ethics, moral character, and candor.

7. Lack of material conflicts.

8. Ability to form constructive working relationships with board members and management.

9. Ability and willingness to commit the necessary time to prepare for, attend, and actively participate in board meetings, and to join board committees.

10. Diversity - geographic, ethnic, gender, professional and life experiences within the construct of Mako's Diversity Principles (as defined below).

The Compensation, Corporate Governance and Nominating Committee views high moral and ethical character and lack of material conflicts are absolute requirements for all Board members and candidates, and a majority of the directors must be independent.  The Board, and individual members of the Board, must be willing to act, and act, at all times, in what they consider to be in the best interest of the Company and its shareholders. Mako seeks to establish a Board comprised of members who collectively exhibit professional, leadership, strategic, and personal qualifications appropriate to properly position the Company and maximize its value for Shareholders. In identifying suitable candidates for directorships the Compensation, Corporate Governance and Nominating Committee identifies, in consultation with the CEO and Chairman, skillsets, experience, and other criteria considered desirable in order to complement and strengthen the Board, and seeks input and recommendations from existing Board members as to possible candidates. The Compensation, Corporate Governance and Nominating Committee also seeks and considers input and recommendations from knowledgeable and reputable persons in the mining industry and markets in which Mako operates, as well as from other sources, from time to time as deemed appropriate. The Compensation. Corporate Governance and Nominating Committee conducts appropriate due diligence on candidates prior to making recommendations to the Board.  Such due diligence includes in depth interviews, reference checking, and appropriate third party consultations as appropriate.

Compensation of Directors and the CEO

The Compensation, Corporate Governance and Nominating Committee has the responsibility of establishing, and annually reviewing, approving and recommending to the Board, the Company's overall compensation strategy and policies for directors, officers and employees.  The Compensation, Corporate Governance and Nominating Committee reviews and makes recommendations to the Board with respect to the compensation arrangements for the directors, CEO and other members of senior management.

To determine compensation payable, the Compensation, Corporate Governance and Nominating Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development and operation in the mining industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the Compensation, Corporate Governance and Nominating Committee annually reviews the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board does not view formal assessments as being useful at this stage of the Company's size, development and operations. The Board conducts informal annual assessments of the Board's effectiveness, including the performance and effectiveness of the individual directors and each of its committees.

Nomination and Assessment

The Board determines new nominees to the Board, with the assistance of the Compensation, Corporate Governance and Nominating Committee, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members and the CEO, including formal and informal discussions among Board members and the CEO.

The Company does not currently have a formal diversity policy in place regarding gender representation on the Board or in executive officer positions; however, the Board has adopted a set of diversity principles (the "Diversity Principles"). The Company believes in retaining the most qualified candidate for any position irrespective of gender, and recruitment efforts will continue to be governed by the principles set forth below.

The Company does not discriminate on the basis of race, national or ethnic origin, colour, religion, sex, age or mental or physical disability, or any other prohibited grounds of discrimination set forth in applicable federal or provincial law or guidelines. Directors, officers, contractors, consultants and employees are retained on the basis of their background, skills, relevant experience, education and potential to contribute to the success of the Company. In addition, candidates for Board membership are evaluated based upon their independence, qualifications to act as directors and other qualities which the Board as a whole believes are appropriate to assist it in operating in an effective manner, with due regard for the benefits of diversity. Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives and fosters excellence in corporate governance, including the creation of shareholder value. Candidates for Board membership who are selected for nomination by the Board (or any committee of the Board established for such purpose from time to time) based on the foregoing criteria will be presented to shareholders for consideration without discrimination.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

AUDIT COMMITTEE DISCLOSURE

Audit Committee Charter

Mandate

The primary function of the Audit Committee is to oversee the Company's accounting and financial reporting processes and the audit of the Company's financial statements. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  Review and appraise the performance of the Company's independent auditors.

  Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall meet the criteria for independence set forth in National Instrument 52-110 - Audit Committees and Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. No member of the Audit Committee can have participated in the preparation of the Company's or any of its subsidiaries' financial statements at any time during the past three years.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Audit Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the CFO and the independent auditors in separate sessions.

The Corporate Secretary shall be the Committee Secretary unless otherwise determined by the Committee. Committee meetings and proceedings must be duly documented, filed, kept and shall be maintained with the records of the Company.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

 Documents/Reports Review

(a) Review and update the Audit Committee Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the independent auditors.

 Independent Auditors

(a) (1) Select and retain an independent registered public accounting firm to act as the Company's independent auditors for the purpose of auditing the Company's annual financial statements, books, records, accounts and internal controls over financial reporting, subject to ratification by the Company's stockholders of the selection of the independent auditors, (2) set the compensation of the Company's independent auditors, (3) oversee the work done by the Company's independent auditors, and (4) terminate the Company's independent auditors, if necessary.

(b) Select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

(c) Obtain annually, a formal written statement of independent auditors setting forth all relationships between the independent auditors and the Company and any of its subsidiaries, consistent with Independence Standards Board Standard 1.

(d) Review and discuss with the independent auditors any disclosed relationships or services that may impact the objectivity and independence of the independent  auditors.

(e) Take appropriate action to oversee the independence of the independent auditors.

(f) At each meeting, consult with the independent auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

(h) Review with management and the independent auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

(1) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its independent auditors during the fiscal year in which the non-audit services are provided;

(2) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(3) such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

Financial Reporting Processes

(a) In consultation with the independent auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the independent auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

(g) Review with the independent auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish and oversee procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

 Risk Management

(a) Review, at least annually, and more frequently, if necessary, the Company's policies for risk assessment and risk management (the identification, monitoring, and mitigation of risks).

(b) Inquire of management and the independent auditor about significant business, political, financial and control risks or exposure to such risk.

(c) Request the independent auditor's opinion of management's assessment of significant risks facing the Company and how effectively they are being managed or controlled.

(d) Assess the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board.

 Related Party Transactions

If requested by the Chief Financial Officer, review and oversee any transaction with a related party (as defined in Multilateral Instrument 61-101 - Protection of Minority Special Transactions), and any other potential conflict of interest, and approve, ratify or disapprove such transaction, as applicable, in accordance with Company's Related Party Transactions Policy.

 Other

The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of independent outside counsel, accountants and such other experts and advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of any outside counsel and other advisors.

The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to the Company's independent auditors, any other accounting firm engaged to perform services for the Company, any outside counsel and any other experts or advisors to the Committee.

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

Composition of the Audit Committee

The following are the members of the Audit Committee:

John Hick (Chair)	Independent(1)	Financially literate(1)
Mario Caron	Independent(1)	Financially literate(1)
Asheef Lalani	Independent(1)	Financially literate(1)

 Note:

(1) As defined in NI 52-110.

Audit Committee Member Education and Experience

John Hick (Chair) - Mr. Hick has considerable experience in both senior management and director capacities with a number of public companies over the last 42 years, prior to which he was actively engaged in the practice of law in Ontario.  Mr. Hick is currently President and Chief Executive Officer of his own consulting firm, John W. W. Hick Consultants Inc.  During his career, he has also been the President and/or Chief Executive Officer of the following public companies where he has direct involvement in and responsibilities for the financial results and reporting of such companies: Medoro Resources Ltd., Grafton Group Limited, TVX Gold Inc., Geomaque Explorations Ltd., Defiance Mining Corporation and Rio Narcea Gold Mines Ltd.  In addition to serving as a director, he has served on the audit committees of a number of public companies.

Mario Caron - Mr. Mario Caron is a mining executive with over 40 years of experience in the mining industry in senior executive and board positions. His experience was gained nationally and internationally.  During his career, Mr. Caron served on several audit committees and is currently a member of the audit committee of Falco Resources Ltd., a TSXV listed company.  Mr. Caron received his Bachelor of Engineering, Mining at McGill University and is a retired member of the Ordre des ingénieurs du Québec and the Association of Professional Engineers of Ontario.

Asheef Lalani - Mr. Asheef Lalani is a CFA charterholder and previously qualified as a chartered accountant, and holds a Bachelor of Mathematics (honours) in math accountancy and a Master of Accounting from the University of Waterloo. Mr. Lalani is currently chief investment officer at Canadian-based family office Berczy Park Capital and a director at Sailfish Royalty Corp., and has previously held various positions in Toronto and New York at UBS Securities, and was previously a senior audit associate at PricewaterhouseCoopers LLP.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemptions in Section 2.4, 6.1 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "Audit Committee Charter - Responsibilities and Duties - Independent Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's independent auditors in each of the last two fiscal years ended December 31, 2024 and 2023 for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2024	US$367,675	US$54,130	US$55,786	US$64,568
December 31, 2023	US$306,060	US$80,775	US$36,013	US$104,686

Notes:

(1) The aggregate fees billed by the Company's auditors for audit fees in connection with the audit of the Company's annual consolidated financial statements.

(2) The aggregate fees billed for assurance and related services by the Company's auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.

(3) The aggregate fees billed for professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Number of Directors

The articles of the Company (the "Articles") provide that the number of directors of the Company must be the greater of three and the most recent number of directors elected by ordinary resolution. It is proposed that the number of directors to be elected at the Meeting be fixed at seven (7).

The Board recommends that Shareholders vote FOR fixing the number of directors of the Company at seven (7). To be effective, the resolution must be approved by a majority of votes (at least 50% plus one) cast by Shareholders who vote in person or by proxy at the Meeting. The management representatives named in the enclosed form of proxy intend to vote FOR a resolution to fix the number of directors of the Company at seven (7), unless the Shareholder has specified in the Shareholder's proxy that the Shareholder's shares are to be voted against such resolution.

Election of Directors

The Board presently consists of seven directors and Shareholders have been asked to fix the number of directors at seven (7), and to elect seven directors. The directors of the Company are elected at each annual general meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Pursuant to the advance notice provisions in Section 10.10 of the Articles (the "Advance Notice Provisions"), adopted by the Board on July 13, 2020 and approved by the Shareholders on August 27, 2020, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Provisions no later than the close of business on September 1, 2025, being 30 days prior to the date of the Meeting.

The Board has adopted a Majority Voting Policy effective July 13, 2020 (the "Majority Voting Policy"). Pursuant to the Majority Voting Policy, shareholders shall vote in favour of, or to withhold from voting, separately for each nominee. In an uncontested election of directors of the Company, each director must be elected by the vote of a majority of the shares represented, and if any director nominee receives a greater number of votes "withheld" from his or her election than votes "for" such election, that director shall promptly submit his or her resignation to the Chair for consideration following the meeting. The Board must consider the offer of resignation and whether to accept it within 90 days following the meeting. Absent exceptional circumstances, the Board shall accept the resignation. If a resignation is accepted, the Board may, in accordance with the BCBCA and the Company's Articles and previously passed shareholders' resolutions, appoint a new director to fill any vacancy created by the resignation or reduce the size of the Board, within the minimum and maximum number, if any, of directors fixed under the Company's Notice of Articles. If a director does not tender his or her resignation in accordance with the Majority Voting Policy, the Board will not re-nominate that director at the next election.

Management of the Company proposes to nominate each of the following persons for election as a director Information concerning each nominee, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment	Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (4)
Mario Caron(1)(3) Ontario, Canada Director	Corporate Director	since June 5, 2020	10,000
Nathan Eric Fier(3) British Columbia, Canada Director and Non-Executive Chairman	Chief Executive Officer of SilverCrest Metals Inc., a mineral exploration and production company since 2015; and President of Maverick Mining Consultants Inc., a management consulting company since July 2001; Former Executive Chairman of Goldsource Mines Inc. from January to July 2024	since July 3, 2024	482,596
Laurence (Laurie) Gaborit(2)(3) Ontario, Canada Director	Vice President, Investor Relations of Dore Copper Mining Corp, (a mineral exploration and development company) since September 2020; Chief Executive Officer of LG IRServices Inc., an investor relations consulting firm, since July 2019; Vice President, Investor Relations of Dore Copper Mining Corp.. a mineral exploration and development company, since September 2020; Vice President, Investor Relations of Detour Gold Corporation, (a mineral exploration and production company from January 2007 to June 2019	since July 3, 2024	Nil
John Hick(1)(2) Ontario, Canada	Corporate Director	since November 9, 2018	31,250
Paul Jacobi Connecticut, USA Director	Partner at Wexford Capital LP, a private investment firm	since July 29, 2019	Nil
Akiba Leisman(3) Connecticut, USA Director and CEO	CEO of the Company	since July 11, 2014	1,417,772
Asheef Lalani(1)(2) Ontario, Canada Director	Chief investment officer at Berczy Park Capital	since July 2, 2025	459,096

Notes:

(1) Member of the Audit Committee. John Hick is currently Chair.

(2) Member of the Compensation, Corporate Governance and Nominating Committee. Asheef Lalani is currently Chair.

(3) Member of the Technical Committee. Mario Caron is currently Chair.

(4) The information as to the number of shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Other than as described below, to the knowledge of the Company, no proposed director:

(a) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, CEO or CFO of any company (including the Company) that:

(i) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On November 15, 2023, the Superior Court of Québec issued an initial order under the Companies' Creditors Arrangement Act ("CCAA") in respect of Monarch Mining Corporation ("Monarch"), a publicly listed company of which Laurie Gaborit was a director. Monarch was subsequently placed under the protection of the CCAA. Ms. Gaborit resigned her position as director of Monarch on November 15, 2023, following the announcement.

Reappointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, are the auditors of the Company.

The Board recommends that Shareholders vote FOR the reappointment of PricewaterhouseCoopers LLP. To be effective, the resolution must be approved by a majority of votes (as least 50% plus one) cast by Shareholders who vote in person or by proxy at the Meeting.  The management representatives named in the enclosed form of proxy intend to vote FOR a resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the Shareholder's proxy that the Shareholder's shares are to be withheld from voting on the reappointment of auditors.

Re-Approval of Omnibus Plan

The following is a summary of the key provisions of the Omnibus Plan implemented by the Board on June 29, 2021, as ratified and confirmed by the Shareholders on August 19, 2021, and amended by the Board on June 10, 2022 and last approved by the Shareholders on September 30, 2024. The Omnibus Plan is re-approved annually by Shareholders in accordance with the rules of the TSXV. The following summary is qualified in all respects by the full text of the Omnibus Plan, a copy of which is included in Appendix "A" to this Information Circular. Capitalized terms used in this section and not otherwise defined have the meaning ascribed to them in the Omnibus Plan.

Purpose

The purpose of the Omnibus Plan is: (a) to increase the interest in the Company's welfare of those employees, executive officers, directors and Consultants (who are considered "Eligible Participants" (as defined herein) under the Omnibus Plan), who share responsibility for the management, growth and protection of the business of the Company or a subsidiary of the Company; (b) to provide an incentive to such Eligible Participants to continue their services for the Company or a subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success, image, reputation or activities; (c) to reward Eligible Participants for their performance of services while working for the Company or a subsidiary; and (d) to provide a means through which the Company or a subsidiary may recruit and retain key talent for the Company.

Types of Awards

The Omnibus Plan provides for the grant of Options, RSUs and DSUs. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an "Award Agreement").

Plan Administration

The Omnibus Plan is administered by the Board, which may delegate its authority to a committee or plan administrator or trustee. Subject to the terms of the Omnibus Plan, applicable law and the rules of the TSXV or such other stock exchange on which the Company's shares may be listed from time to time, the Board (or its delegate) will have the power and authority to: (a) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a "Participant"), (b) designate the types and amounts of Awards to be granted to each Participant, (c) designate the number of shares to be covered by each Award, (d) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Company or of an individual ("Performance Criteria"), provided that while the Company's shares are listed on the TSXV, no Award (other than Options or securities issued pursuant to a stock purchase plan), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction; (e) subject to the terms of the Omnibus Plan and the rules of the Stock Exchange, determine whether and to what extent Awards will be settled in cash or shares (including shares that may be purchased in the secondary market by an administrator or trustee for delivery to a Participant), or both; (f) to interpret and administer the Omnibus Plan and any instrument or agreement relating to it, or Award made under it; and (g) make such amendments to the Omnibus Plan and Awards made under the Omnibus Plan as are permitted by the Omnibus Plan and the rules of the applicable stock exchange.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares of the Company available for issuance under the Omnibus Plan and any other share compensation arrangement, including the Prior Option Plan and the Goldsource Option Plan (each of which is inactive and solely remains in place to govern the legacy awards that remain outstanding thereunder), will not exceed 10% of the Company's issued and outstanding shares from time to time. As of the Record Date, there were 2,655,993 shares reserved for issuance pursuant to Awards granted under the Omnibus Plan, which represents 3.32% of the outstanding shares and 561,000 shares reserved for issuance pursuant to awards granted under the Goldsource Option Plan (as adjusted under the Goldsource Acquisition), which represent 0.7% of the outstanding shares, for a combined total of 3,216,933 outstanding shares reserved under all equity incentive plans, which represents 4.02% of the outstanding shares. There are an additional 4,793,283 shares currently available for issue under the Omnibus Plan, representing 5.98% of the outstanding shares.

The Omnibus Plan is considered to be an "evergreen" plan as shares of the Company covered by Awards which have been exercised or settled, as applicable, and Awards which expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding shares of the Company increases.

Grant Limits

The Omnibus Plan provides the following limitations on grants:

(a) The maximum number of shares issuable pursuant to the Omnibus Plan and any other Share Compensation Arrangement (which includes the Prior Option Plan), shall not exceed 10% of the issued and outstanding shares from time to time (calculated on a non-diluted basis).

(b) The maximum number shares issuable to Participants who are Insiders, together with shares reserved under any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the issued and outstanding shares from time to time (calculated on a non-diluted basis).

(c) The maximum number of shares issued to Participants who are Insiders within any one-year period shall not exceed ten percent (10%) of the issued and outstanding shares from time to time from time to time (calculated on a non-diluted basis).

(d) Subject to the shares of the Company being listed on the TSXV, (i) the maximum number of shares issuable to any one Participant under Awards in a 12-month period shall not exceed 5% of the outstanding shares from time to time (unless requisite disinterested shareholder approval has been obtained to exceed); (ii) the maximum number of shares issuable to any one consultant in a 12-month period shall not exceed 2% of the outstanding shares from time to time; and (iii) Investor Relations Service Providers (within the meaning of the policies of the TSXV) may only be granted Options under an Award and the maximum number of shares issuable to all Investor Relations Service Providers under any Options awarded shall not exceed 2% of the outstanding share from time to time in any 12-month period, in each case measured as of the date of grant of an Award.

Eligible Participants

Any employee, executive officer, director or Consultant of the Company or any of its subsidiaries is an "Eligible Participant" and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that only directors and executive officers are eligible to receive DSUs. Eligibility for the grant of Awards and actual participation in the Omnibus Plan is determined by the Board or its delegate.

Description of Awards

Options

An Option is a stock option granted by the Company to a Participant entitling such Participant to acquire a designated number of shares from treasury at an exercise price set at the time of grant (the "Option Price"). Options are exercisable, subject to vesting criteria established by the Board at the time of grant, over a period as established by the Board from time to time which shall not exceed 10 years from the date of grant. Any Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months, in accordance with the vesting restrictions set out in Section 4.4(c) of Policy 4.4 of the TSX Venture Exchange. If the expiration date of an Option falls within a black-out period the expiration date will be extended to the date which is ten business days after the end of the black-out period, which may be after the date that is 10 years from the date of grant. The Option Price shall not be set at less than the volume weighted average trading price of the shares on the applicable stock exchange for the five trading days immediately preceding the date of the grant. At the time of grant of an Option, the Board may establish vesting conditions in respect of each Option grant, which may include Performance Criteria related to corporate or individual performance. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis or to receive a cash payment equal to the difference between the market price of the shares on the day immediately prior to the date of the exercise of the cashless exercise right, and the Option Price (less applicable withholding taxes), subject to the rules of the applicable stock exchange on which the shares are listed from time to time.

The Board may grant Options to U.S. Participants that are qualified incentive stock options ("ISOs") for the purposes of Section 422 of the United States Internal Revenue Code of 1986. ISOs may only be granted to employees of the Company or a subsidiary of the Company. Although the Board has the ability to grant ISOs under the terms of the Omnibus Plan, it has not granted any ISOs to-date and has no current intention to grant ISOs at this time.

Restricted Share Units

An RSU is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient to receive shares as determined by the Board or, subject to the provisions of the Omnibus Plan, to receive the Cash Equivalent or a combination thereof. Pursuant to the Omnibus Plan, RSUs cannot vest before the date that is one year following the date the RSU is granted or issued, provided that the requirement may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the provisions of the Omnibus Plan in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction. RSUs that are subject to Performance Criteria may not become fully vested prior to the expiry of the restricted period.  RSUs expire no later than December 31 of the calendar year which commences three years after the calendar year in which the performance of services for which the RSU was granted, occurred.  An RSU may be forfeited if conditions to vesting are not met. The Board, in its discretion, may award dividend equivalents with respect to Awards of RSUs. Such dividend equivalent entitlements will not be available until the RSUs are vested and paid out.

Deferred Share Units

A DSU is an Award attributable to a person's duties as a director or executive officer that, upon settlement, entitles the recipient to receive such number of shares as determined by the Board (subject to the rules of the applicable stock exchange on which the shares are listed from time to time), or to receive the cash equivalent or a combination thereof, as the case may be, and is payable after termination of the recipient's service with the Company. Participants may elect annually to receive a percentage of their annual base compensation in DSUs. In addition, the Board may award such additional DSUs to a director or executive officer as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. Pursuant to the Omnibus Plan, DSUs cannot vest before the date that is one year following the date the DSU is granted or issued, provided that the requirement may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the provisions of the Omnibus Plan in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction. The Board, in its discretion, may award dividend equivalents with respect to Awards of DSUs. DSUs must be settled no later than December 31 of the calendar year following the year in which the recipient of the DSU ceased to be a director, officer or employee of the Company.

Effect of Termination on Awards

Unless otherwise provided for in an Award Agreement or determined by the Board on an individual basis, in the event of the Participant's:

(a) Voluntary Resignation: All of the Participant's unvested Awards are immediately forfeited on the termination date, and any vested Options remain exercisable until the earlier of, unless otherwise determined by the Board, in its sole discretion, thirty (30) days following the termination date and the expiry date of the Option;

(b) Termination for Cause: All of the Participant's vested and unvested Options immediately terminate, and all unvested RSUs are immediately forfeited on the termination date;

(c) Termination not for Cause: All of the Participant's unvested Options immediately terminate and any vested Options remain exercisable until the earlier of, unless otherwise determined by the Board, in its sole discretion, ninety (90) days following the termination date and the expiry date of the Option. All unvested RSUs are immediately forfeited on the termination date;

(d) Termination due to Disability or Retirement: All unvested RSUs are immediately forfeited on the termination date. Any vested Options remain exercisable until the earlier of ninety (90) days following the vesting date of the Option and the expiry date of the Option;

(e) Termination Due to Death: The Participant's unvested RSUs are immediately terminated upon the death of a Participant, and any vested Options remain exercisable by the Participant's beneficiary until the earlier of 12 months following the termination date and the expiry date of the Option; or

(f) Termination in Connection with a Change of Control: If, after a Change of Control (described below), (i) a Participant who was also an officer or employee of, or a consultant to, the Company prior to the Change of Control, has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, or (ii) a director on or during the 12-month period immediately following a change in control, then all of the Participant's unvested RSUs immediately vest and shall be paid out, or in the case of Options shall vest and become exercisable. Any Options that become exercisable in these circumstances shall remain exercisable until the earlier of ninety (90) days following the termination date and the expiry date of the Option.

Change of Control

In the event of a Change of Control (as described in the Omnibus Plan) the Board will have the power, in its sole discretion, to modify the terms of this Plan and/or the Awards to assist the Participants to tender into a take-over bid or participate in any other transaction leading to a Change of Control.

Assignment

No Award or other benefit payable under the Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Termination and Amendment

The Board may suspend or terminate the Omnibus Plan at any time.

Pursuant to the Omnibus Plan, the Board may from time to time, in its absolute discretion and without approval of the shareholders of the Company amend any provision of the Omnibus Plan or any Award, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a) any amendment to the general vesting provisions, if applicable, of the Awards or the Omnibus Plan;

(b) any amendment regarding the effect of termination of a Participant's employment or engagement;

(c) any amendment which accelerates the date on which any Option may be exercised under the Omnibus Plan;

(d) any amendment necessary to comply with applicable law or the requirements of the stock exchange or any other regulatory body;

(e) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan;

(f) any amendment regarding the administration of the Omnibus Plan;

(g) any amendment to add provisions permitting the grant of Awards settled otherwise than with shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with shares issued from treasury, a form of financial assistance or clawback which is adopted; and

(h) any other amendment that does not require the approval of the shareholders of the Company, as provided below.

Notwithstanding the foregoing, no such amendment shall alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan, and the Board shall be required to obtain shareholder approval to make the following amendments:

(a) any increase to the maximum number of shares issuable under the Omnibus Plan (either as a fixed number or a fixed percentage of the outstanding shares), except in the event of an adjustment provided for in the Omnibus Plan;

(b) any amendment that extends the term of Options beyond the original expiry date that benefits an Insider of the Company;

(c) any amendment which extends the expiry date of any Award, or the Restriction Period, or the Performance Period of any RSU beyond the original expiry date or Restriction Period or Performance Period that benefits an Insider of the Company;

(d) except in the case of an adjustment provided for in the Omnibus Plan, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(e) any amendment which increases the maximum number of shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Omnibus Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment provided for in the Omnibus Plan;

(f) any amendment to the definition of an Eligible Participant under the Omnibus Plan; and

(g) any amendment to the amendment provisions of the Omnibus Plan.

Clawback

Any Award or the proceeds from the exercise of an Award will be subject to clawback if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Omnibus Plan.

Omnibus Plan Resolution

At the Meeting, Shareholders will be asked to pass an ordinary resolution substantially in the following form (the "Omnibus Plan Resolution"):

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the Omnibus Plan, as described in the Information Circular dated August 18, 2025, which provides for the rolling grant of Awards to acquire common shares of the Company from time to time, including all amendments thereto, is hereby authorized and approved; and

2. any officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

The Board recommends that Shareholders vote FOR the Omnibus Plan Resolution. To be effective, Omnibus Plan Resolution must be approved by a majority of the votes (at least 50% plus one) cast by shareholders who vote in person or by proxy at the Meeting. The management representatives named in the enclosed form of proxy intend to vote FOR the Omnibus Plan Resolution, unless a Shareholder specifies in its proxy that its shares are to be voted against such resolution.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no director or executive officer of Mako who has held such position at any time since the beginning of the financial year ended December 31, 2024, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of Mako, proposed director of Mako, or any associate or affiliate of any informed person or proposed director, has or had any material interest, direct or indirect, in any transaction since January 1, 2024, or in any proposed transaction that has materially affected or could materially affect Mako or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Company's comparative annual consolidated financial statements and management's discussion and analysis for the year ended December 31, 2024, which can be found under the Company's profile on SEDAR+ at www.sedarplus.ca or on the Company's website at www.makominingcorp.com/investors/financial-reports. Shareholders may also request these documents from the Company by e-mail at info@makominingcorp.com.

MAKO DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by Board of Mako.

DATED this 19th day of August 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF MAKO MINING CORP.

"Akiba Leisman"
Akiba Leisman Chief Executive Officer and Director

APPENDIX "A"

OMNIBUS PLAN

See attached.